Exhibit 99.1

CollPlant Announces Development and Global Commercialization Agreement with Allergan Aesthetics, an AbbVie company, for rhCollagen in Dermal and Soft Tissue Filler Products

Potential to receive up to $103 million in upfront and milestone payments, in addition to royalties and other payments

REHOVOT, Israel, February 8, 2021 /PRNewswire/ — CollPlant Biotechnologies (NASDAQ:CLGN) today announced it has entered into a worldwide exclusive development and commercialization agreement for dermal and soft tissue filler products with Allergan Aesthetics, an AbbVie company.

CollPlant has granted Allergan Aesthetics worldwide exclusivity to use its plant-derived recombinant human collagen (rhCollagen) in combination with Allergan Aesthetics’ proprietary technologies, for the production and commercialization of dermal and soft tissue fillers. In addition, Allergan Aesthetics has the right of first negotiation for CollPlant’s technology in two future additional products.

CollPlant will receive an upfront payment of $14 million and is entitled to receive up to an additional $89 million in milestone payments. In addition, CollPlant is eligible to receive royalty payments and a fee for the manufacture and supply of rhCollagen to Allergan Aesthetics.

Yehiel Tal, Chief Executive Officer of CollPlant, stated, “We are very pleased to formalize this collaboration with Allergan Aesthetics, the worldwide leader in dermal and soft tissue fillers. We believe that combining technologies from Allergan Aesthetics and CollPlant will create a paradigm shift in the medical aesthetics field. CollPlant’s rhCollagen is non-immunogenic and non-allergenic, and offers better tissue regeneration performance over animal-derived collagen which is currently used in medical aesthetics. This agreement further validates CollPlant’s technology as the gold standard collagen for regenerative and aesthetic medicine. We look forward to a highly productive partnership.”

Roger J. Pomerantz, MD, FACP, Chairman of the Board of Directors at CollPlant, said, “Our company is extremely excited to expand our work in medical aesthetics towards commercialization in the dermal filler market, which is projected to reach $10 billion by 2026. This collaboration is a major step forward, firmly placing CollPlant at the next level in applying our regenerative medicine technology to tackle new areas in biomedicine.”

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. CollPlant's products are based on its rhCollagen (recombinant human collagen) that is produced with CollPlant's proprietary plant based genetic engineering technology.

CollPlant's products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

CollPlant's flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. In 2018, CollPlant entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant's BioInks in the manufacture of 3D bioprinted lungs for transplant in humans.

For more information, visit http://www.collplant.com.

Contacts at CollPlant:

Eran Rotem

Deputy CEO & Chief Financial Officer

Tel: + 972-73-2325600/631

Email: Eran@collplant.com

Safe Harbor for Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant's objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as "believes," "hopes," "may," "anticipates," "should," "intends," "plans," "will," "expects," "estimates," "projects," "positioned," "strategy" and similar expressions and are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant's actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: CollPlant’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; CollPlant’s expectations regarding the timing and cost of commencing clinical trials with respect to products which are based on CollPlant’s rhCollagen; CollPlant’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to the products, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the products; CollPlant’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third-party distributors and resellers; CollPlant’s ability to establish and maintain strategic partnerships and other corporate collaborations; CollPlant’s reliance on third parties to conduct some aspects of its product manufacturing; the scope of protection CollPlant is able to establish and maintain for intellectual property rights and the companies’ ability to operate their business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the companies operate; projected capital expenditures and liquidity; changes in the companies’ strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading "Risk Factors" included in CollPlant's most recent annual report on Form 20-F, respectively, filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant's current views with respect to future events, and neither company undertakes, and each company specifically disclaims, any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.